UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

Fremont Michigan Insuracorp Inc. (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
357365105 (CUSIP Number)
Richard E. Dunning Fremont Michigan Insuracorp 933 East Main Street Fremont, MI 49412 231-924-0300 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 08, 2006 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 357365105

1.	Names of Reporting Persons. Joseph H. Moss I.R.S. Identification No. ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,070

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 50,070

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,070

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.8%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Common Stock (No par value) Fremont Michigan Insuracorp, Inc. 933 East Main Street Fremont, MI 49412

Item 2. Identity and Background.

(a)	Name: Joseph H. Moss, natural person

(b)	Residence or business address: 3350 Riverwood Pkwy. Suite 1900 Atlanta, GA 30339

(c)	Present Principal Occupation or Employment: Joseph H. Moss, Inc. 3350 Riverwood Pkwy. Suite 1900 Atlanta, GA 30339

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration: Mr. Moss purchased with personal funds.

Item 4. Purpose of Transaction

         Mr. Moss has purchased all shares for investment purposes and currently holds such shares for investment purposes. Depending on market conditions and other factors, Mr. Moss may purchase additional shares of Common Stock of the Company in the open market or in private transactions, if appropriate opportunities to do so are available, on such terms and conditions and at such times as he considers appropriate. Mr. Moss intends to continually review his investment in the Company and may at any time change his present course of action through the purchase or dispostion of shares of Common Stock. Mr. Moss does not currently intend to acquire the Company or to control the management and policies of the Company.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Mr. Moss has no present plans or proposals that relate to this.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Mr. Moss has no present plans or proposals that relate to this.
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Mr. Moss has no present plans or proposals that relate to this.
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Mr. Moss has no present plans or proposals that relate to this.
(e) Any material change in the present capitalization or dividend policy of the issuer;
Mr. Moss has no present plans or proposals that relate to this.
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Mr. Moss has no present plans or proposals that relate to this.
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Mr. Moss has no present plans or proposals that relate to this.
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Mr. Moss has no present plans or proposals that relate to this.
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Mr. Moss has no present plans or proposals that relate to this.
(j) Any action similar to any of those enumerated above.
Mr. Moss has no present plans or proposals that relate to this.

Item 5. Interest in Securities of the Issuer.

(a)

Mr. Moss is the beneficial owner of an aggregate of 50,070 shares of Common Stock of the Company and has sole voting and investment power with respect thereto. Based upon information obtained the Company had 862,128 shares of Common Stock outstanding at March 31, 2006. Based on that reported number of shares outstanding, Mr. Moss has beneficial ownership of approximately 5.8% of the outstanding shares of Common Stock.

(b)	Mr. Moss has sole power to vote or direct to vote and sole power to dispose or to direct the disposition of 50,070 shares of Common Stock.

(c)	Mr. Moss purchased 14,400 shares for consideration of $537,860.78 from May 08, 2006 to May 15, 2006 inclusive from a retail brokerage firm.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as directed above, to the best of Mr. Moss, there are no contracts, arrangements, understandings or relationsships (legal or otherwise).

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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 16, 2006
Joseph H. Moss
By:	/s/ Joseph H. Moss Joseph H. Moss

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